Exhibit 99.2

Wi-LAN Inc.

2014 First Quarter

Condensed Unaudited Consolidated

Financial Results

Interim Report

Financial statements

Condensed Consolidated Statements of Operations

(Unaudited)

(in thousands of United States dollars, except share and per share amounts)

	Three months ended	Three months ended
	March 31, 2014	March 31, 2013

Revenue
Royalties	$25,978	$18,369

Operating expenses
Cost of revenue	14,630	21,273
Research and development	608	807
Marketing, general and administration	2,932	2,761
Foreign exchange loss	1,389	1,033
Total operating expenses	19,559	25,874
Earnings (loss) from operations	6,419	(7,505)
Investment income	135	195
Earnings (loss) before income taxes	6,554	(7,310)

Provision for (recovery of) income tax expense
Current	1,442	1,301
Deferred	1,143	(2,177)
	2,585	(876)
Net and comprehensive income (loss)	$3,969	$(6,434)

Earnings (loss) per share (Note 4)
Basic	$0.03	$(0.05)
Diluted	$0.03	$(0.05)

Weighted average number of common shares
Basic	119,916,260	121,545,062
Diluted	120,260,260	121,545,062

See accompanying notes to condensed consolidated financial statements

2014 First Quarter Financial Results	1

Financial statements

Wi-LAN Inc.

Condensed Consolidated Balance Sheets

(Unaudited)

(in thousands of United States dollars)

As at	March 31, 2014	December 31, 2013
Current assets
Cash and cash equivalents	$140,988	$130,394
Short-term investments	1,402	1,457
Accounts receivable	1,755	11,999
Prepaid expenses and deposits	1,307	592
	145,452	144,442

Loan receivable	1,121	1,075
Furniture and equipment, net	2,155	2,159
Patents and other intangibles, net	142,330	150,025
Deferred tax asset	25,733	26,876
Goodwill	12,623	12,623
	$329,414	$337,200

Current liabilities
Accounts payable and accrued liabilities	$22,048	$25,011
Current portion of patent finance obligation	15,147	19,480
	37,195	44,491

Patent finance obligation	32,592	32,552
Success fee obligation	6,083	7,048
	75,870	84,091

Commitments and contingencies (Note 6)

Shareholders' equity
Capital stock (Note 4)	425,317	425,238
Additional paid-in capital	15,354	14,635
Accumulated other comprehensive income	16,225	16,225
Deficit	(203,352)	(202,989)
	253,544	253,109
	$329,414	$337,200

See accompanying notes to condensed consolidated financial statements

2014 First Quarter Financial Results	2

Financial statements

Wi-LAN Inc.

Condensed Consolidated Statements of Cash Flow

(Unaudited)

(in thousands of United States dollars)

	Three months ended	Three months ended
	March 31, 2014	March 31, 2013
Cash generated from (used in)
Operations
Net earnings (loss)	$3,969	$(6,434)
Non-cash items
Stock-based compensation	747	971
Depreciation and amortization	8,616	6,703
Foreign exchange loss (gain)	479	(581)
Disposal of assets	3	-
Disposal of patents	-	46
Deferred income tax expense (recovery)	1,143	(2,177)
Accrued investment income	(46)	(39)
	14,911	(1,511)
Change in non-cash working capital balances
Accounts receivable	10,244	(5,326)
Prepaid expenses and deposits	(715)	(84)
Payments associated with success fee obligation	(1,074)	(1,512)
Accounts payable and accrued liabilities	(1,976)	3,391
Cash generated from (used in) operations	21,390	(5,042)
Financing
Dividends paid	(4,510)	(4,234)
Common shares repurchased under normal course issuer bid	-	(656)
Common shares issued for cash on the exercise of options	51	361
Cash used in financing	(4,459)	(4,529)
Investing
Sale of short-term investments	55	52
Purchase of furniture and equipment	(224)	(17)
Purchase of patents and other intangibles	(5,689)	(688)
Cash used in investing	(5,858)	(653)
Foreign exchange (loss) gain on cash held in foreign currency	(479)	581

Net cash and cash equivalents generated (used) in the period	10,594	(9,643)
Cash and cash equivalents, beginning of period	130,394	175,246
Cash and cash equivalents, end of period	$140,988	$165,603

See accompanying notes to condensed consolidated financial statements

2014 First Quarter Financial Results	3

Financial statements

Wi-LAN Inc.

Condensed Consolidated Statement of Shareholders' Equity

(Unaudited)

(in thousands of United States dollars)

	Capital Stock	Additional Paid-in Capital	Accumulated Other Comprehensive Income	Deficit	Total Equity

Balance - December 31, 2013	$425,238	$14,635	$16,225	$(202,989)	$253,109

Comprehensive earnings:
Net earnings	-	-	-	3,969	3,969
Shares issued:
Stock-based compensation expense	-	747	-	-	747
Exercise of stock options	79	(28)	-	-	51
Dividends declared (Note 4)	-	-	-	(4,332)	(4,332)
Balance - March 31, 2014	$425,317	$15,354	$16,225	$(203,352)	$253,544

See accompanying notes to condensed consolidated financial statements

2014 First Quarter Financial Results	4

NOTES

Wi-LAN Inc.
NOTES TO condensed Unaudited CONSOLIDATED FINANCIAL STATEMENTS
Three months ended March 31, 2014 and 2013
(in thousands of United States dollars, except share and per share amounts, unless otherwise stated)

1.	NATURE OF BUSINESS

Wi-LAN Inc. (“WiLAN” or the “Company”) is an intellectual property licensing company which develops, acquires, and licenses and otherwise enforces a range of patented technologies which are utilized in products in the communications and consumer electronics markets. The Company generates revenue by licensing its patents to companies that sell products utilizing technologies including: Wi-Fi, WiMAX, LTE, CDMA, DSL, DOCSIS, Bluetooth and V-Chip. The Company also generates revenue by licensing patent portfolios on behalf of third-party patent holders and, if necessary, the enforcement of their patented technologies.

2.	BASIS OF PRESENTATION

The condensed unaudited consolidated financial statements of WiLAN include the accounts of WiLAN and its subsidiaries and have been prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”) for interim financial information, including all normal recurring adjustments that are, in the opinion of management, necessary for a fair presentation of the financial position, operations and cash flows for the interim periods. As the interim financial statements do not contain all the disclosures required in annual financial statements, they should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2013 and the accompanying notes. All inter-company transactions and balances have been eliminated.

Patent management costs, which had previously been classified as research and development, are now classified as cost of revenue and the prior year comparatives have been adjusted accordingly to conform to the current year’s presentation.

3.	SIGNIFICANT ACCOUNTING POLICIES

These condensed consolidated interim unaudited financial statements have been prepared following the same accounting policies disclosed in Note 2 of the Company’s audited consolidated financial statements and notes for the year ended December 31, 2013.

4.	SHARE CAPITAL

The Company paid quarterly cash dividends as follows:

	2014		2013
	Per Share	Total	Per Share	Total
1st Quarter	$0.040	$4,510	$0.035	$4,234

The Company declared quarterly dividends as follows:

	2014	2013
1st Quarter	$0.040	$0.040

The weighted average number of common shares outstanding used in the basic and diluted earnings per share (“EPS”) computation was:

	Three months ended March 31, 2014	Three months ended March 31, 2013
Basic weighted average common shares outstanding	119,916,260	121,545,062
Effect of options	344,000	-
Diluted weighted average common shares outstanding	120,260,260	121,545,062

2014 First Quarter Financial Results	5

NOTES

Wi-LAN Inc.
NOTES TO condensed Unaudited CONSOLIDATED FINANCIAL STATEMENTS
Three months ended March 31, 2014 and 2013
(in thousands of United States dollars, except share and per share amounts, unless otherwise stated)

For the three months ended March 31, 2013, the effect of stock options totaling 621,849, were anti-dilutive.

5.	FINANCIAL INSTRUMENTS

The Company’s loan receivable is a term loan facility which is collateralized by a general security agreement. Management does not expect the borrower to fail to meet its obligations.

As of March 31, 2014, the Company held foreign exchange forward contracts totaling approximately $29,000 which mature at various dates through to January 2015. During the three months ended March 31, 2014, the Company recorded an unrealized foreign exchange loss of approximately $350 related to the foreign exchange forward contracts held as at March 31, 2014. The Company uses quoted market prices for similar instruments in an active market and, therefore, the foreign exchange forward contracts are classified as Level 2 in the fair value hierarchy.

Cash and cash equivalents, short-term investments, accounts receivables, accounts payable and accrued liabilities are short term financial instruments whose carrying value approximates their fair value.

The Company considers the rates used to determine the carrying value of the patent finance obligation and loan receivable to be reflective of current rates and therefore their carrying value approximates their fair value.

6.	COMMITMENTS AND CONTINGENCIES

The Company, in the course of its normal operations, is subject to claims, lawsuits and contingencies. Accruals are made in instances where it is probable that liabilities may be incurred and where such liabilities can be reasonably estimated.

Management has evaluated the likelihood of an unfavourable outcome and determined that no amount should be accrued with respect to any outstanding matters.

In connection with the acquisition of certain patents and patent rights, the Company has agreed to future additional payments to the former owners of the respective patents or patent rights, based on future revenues (as defined in the respective agreements) generated as a result of licensing the respective patents or patent portfolios. To date, no amounts have been accrued.

On December 16, 2013, the Company engaged the services of an external law firm to represent the Company in certain patent infringement litigations. Pursuant to this engagement, in consideration for a discounted fixed fee arrangement, the Company has agreed to pay the firm a success fee which is based on a percentage of proceeds received (as defined in the respective agreements) pursuant to future license agreements resulting from these patent infringement litigations. As at March 31, 2014, the success fees are not yet determinable because the total proceeds have not yet been determined and therefore no amounts have been accrued.

2014 First Quarter Financial Results	6

Wi-LAN Inc.

303 Terry Fox Drive Suite 300

Ottawa, ON Canada

K2K 3J1

Tel:	1.613.688.4900
Fax:	1.613.688.4894
www.wilan.com